Exhibit 4.2

AMENDMENT TO RIGHTS AGREEMENT

THIS AMENDMENT TO RIGHTS AGREEMENT is made as of June 21, 2006, by and between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the “Company”), and MELLON INVESTOR SERVICES LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.) (the “Rights Agent”).

WITNESSETH:

WHEREAS, that certain Rights Agreement, dated as of June 17, 1998, was entered into between the Company and the Rights Agent (the “Original Rights Agreement”) relating to the distribution of a dividend of certain rights to the holders of shares of common stock of the Company; and

WHEREAS, Section 27 of the Original Rights Agreement permits the Company and the Rights Agent, at any time before the Distribution Date (as defined in the Original Rights Agreement) to supplement or amend the Original Rights Agreement in certain respects, and, in accordance with such Section, the Company and the Rights Agent desire to amend the Original Rights Agreement as set forth herein;

NOW, THEREFORE, in consideration of the premises, the mutual promises and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

Section 1. Definitions. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Original Rights Agreement.

Section 2. Amendments.

(A)	The following new Section 35 shall be added to the Original Rights Agreement:

“35. Exemption of Certain Parties and Actions. Notwithstanding anything to the contrary contained in this Agreement: (i) the provisions of Section 3(a), 7(a), 11(a)(ii) and 13 shall not apply with respect to the execution and delivery of, or consummation of any transaction or any other action undertaken by Northern New England Energy Corporation (“Parent”), or any of its Affiliates or Associates pursuant to, the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Parent, Northstars Merger Subsidiary Corporation and the Company (the “Merger Agreement”); (ii) none of Parent or any of its Affiliates or Associates shall be deemed to be an Acquiring Person as a result of such execution or delivery or any such transactions or actions; and (iii) no Distribution Date, Shares Acquisition Date or Triggering Event shall be deemed to have occurred as a result of such execution or any such transactions or actions.”

(B)	Section 7(a) of the Original Rights Agreement shall be amended (i) to delete the word “or” immediately before “(iii)”, and (ii) to add the following at the end of such Section: “or (iv) immediately before the Effective Time of the Merger (as those terms are defined in the Merger Agreement).”

(C)	The Company shall endeavor to give the Rights Agent written notice of the Effective Time as close as practicable to the Effective Time.

Section 3. Confirmation. Except as expressly amended hereby, the Original Rights Agreement shall continue in full force and effect in accordance with the provisions thereof.

Section 4. Governing Law. This amendment shall be governed by and construed in accordance with the laws of the State of Vermont applicable to contracts to be made and performed entirely within such State; provided, the rights and obligations of the Rights Agent shall be governed by the laws of the State of New York (or state of incorporation of any successor Rights Agent).

Section 5. Counterparts. This Amendment may be executed in any number of counterparts and, if so executed, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the day and year first above written.

GREEN MOUNTAIN POWER CORPORATION

By:	/s/ Christopher L. Dutton
Christopher L. Dutton President and Chief Executive Officer

MELLON INVESTOR SERVICES LLC

By:	/s/ Lee Kowalsky
Lee Kowalsky Client Relationship Executive